GODFREY & KAHN, S.C.
                780 North Water Street
           Milwaukee, Wisconsin  53202-3590
                 TEL  (414)  273-3500


                     July 16, 1999



Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin  53051

     RE:  Registration Statement on Form S-4
          $200 million aggregate principal amount
          7 1/4% Debentures due June 1, 2029

Ladies and Gentlemen:

     We have acted as special counsel to Kohl's
Corporation, a Wisconsin corporation (the "Company"), in connection with the Company's registration of $200,000,000 aggregate principal amount of its 7 1/4%
Debentures due June 1, 2029 (the "New Debentures") on a
Registration Statement on  Form S-4 (the "Registration
Statement") to be filed on or about July 16, 1999 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"). The
New Debentures will be offered in exchange (the
"Exchange Offer") for any and all of the Company's outstanding 7 1/4% Debentures due June 1, 2029 (the
"Old Debentures"). The Old Debentures were issued, and the New Debentures will be issued, pursuant to the Indenture between the Company and The Bank of New York, as Trustee, dated as of December 1, 1995 as supplemented by a First Supplemental Indenture, dated as of June 1, 1999 (the "Indenture"). In our role as special counsel, we have examined such corporate and other records, instruments, certificates and documents as we considered necessary to enable us to express this opinion.

     Based on the foregoing, it is our opinion that, upon completion of the Exchange Offer, the New
Debentures will have been duly authorized for issuance and, when the New Debentures are duly executed, authenticated, issued and delivered in accordance with the Indenture, the New Debentures will constitute valid and legally binding obligations of the Company, entitled to the benefits of the Indenture, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (whether considered in proceeding at law or in equity), including without limitation, concepts of materiality, reasonableness, good faith and fair dealing. In applying such principles, a court, among other things, might not allow the Trustee to take action based upon the occurrence of a default deemed immaterial, and we assume that the Trustee will at all time act in good faith, in a commercially reasonable manner and in compliance with all laws and regulations.

     The foregoing opinions are limited to the laws of the State of Wisconsin, and we express no opinion with respect to any other laws. The Indenture and the New
Debentures state that they are governed by New York law. For purposes of our opinion above, we have assumed that the laws of the State of New York are identical to the laws of the State of Wisconsin.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to being named in the related prospectus under the caption
"Legal Matters" with respect to the matters stated therein. In giving such consent, we do not admit that we are in the category of persons whom consent is required under Section 7 of the Act.

     Mr. Peter M. Sommerhauser is an affiliate of the Company and a shareholder and member of the Management
Committee of Godfrey & Kahn, S.C.

                                Very truly yours,

                                /s/Godfrey & Kahn, S.C.

                                GODFREY & KAHN, S.C.

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